Augusts 17, 2022

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6765

Re:	The Taiwan Fund, Inc. (“Registrant”)

(File No. 811-04893)

Dear Mr. Cowan:

This letter is written in response to the comments that you provided on August 11, 2022 regarding the preliminary proxy statement (“Proxy Statement”) for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on August 1, 2022. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Please confirm that all of the requirements for virtual meetings will be complied with. Also consider clarifying that attending virtually is the exclusive means for attending the stockholder meeting.

Response: The Registrant confirms that all of the requirements for virtual meetings have been complied with. The Registrant has also added disclosure to make it clear that attending virtually is the exclusive means for attending the stockholder meeting.

2. Comment: Please consider adding a question and answer section to the proxy statement.

Response: The Registrant does not believe that a question and answer section is necessary. The Registrant believes that the proposal to stockholders is sufficiently described in the proxy statement.

3. Comment: Please revise disclosure to clarify that a broker does not have discretionary authority to vote on a non-routine proposal.

Response: The Registrant has revised disclosure to clarify that a broker does not have discretionary authority to vote on a non-routine proposal.

4. Comment: Because there are no routine proposals, please modify disclosure to state that, if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and accordingly such shares will not count as present for quorum purposes. In addition, as there are no routine proposals, clarify that there should not be any broker-non votes.

Response: The Registrant has revised disclosure as suggested.

5. Comment: Please confirm when the Investment Advisory Agreement between the Fund and Allianz Global Investors U.S. LLC (“Current Agreement”) was last approved by the Board.

Response: The Registrant has revised disclosure to include the date the Current Agreement was last approved by the Board.

6. Comment: Please confirm whether the terms of the proposed Investment Advisory Agreement between the Fund and Nomura Asset Management U.S.A. Inc. (“Nomura”) (“Proposed Agreement”) and the Current Agreement are the same or different.

Response: The Registrant confirms that all materials terms in the Proposed Agreement are substantially the same as in the Current Agreement. The Registrant has revised disclosure to reflect this.

7. Comment: Please revise disclosure to clarify that the performance adjustment under the Proposed Agreement is the same as under the Current Agreement and calculated in the same manner.

Response: The Registrant has revised disclosure to clarify that the performance adjustment under the Proposed Agreement is the same as under the Current Agreement and calculated in the same manner.

8. Comment: Please clarify whether the amount of advisory fees paid under the Current Agreement for the fiscal year ended August 31, 2021 reflect a performance adjustment.

Response: The Registrant has revised disclosure to clarify that the disclosed amount of advisory fees paid under the Current Agreement for the fiscal year ended August 31, 2021 do not reflect a performance adjustment.

9. Comment: Please clarify whether the advisory fee would have varied due to any performance adjustment because the calculation of the performance adjustment is the same.

Response: The Registrant has revised disclosure to clarify that any performance adjustment to the advisory fees paid and the advisory fees that would have been paid under the Proposed Agreement would not have varied because the calculation of the performance adjustment is the same under the Current Agreement and the Proposed Agreement.

10. Comment: If Nomura acts as an investment adviser to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of Nomura’s compensation. Also indicate for any Fund identified whether Nomura has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response: The Registrant confirms that Nomura does not act as an investment adviser to any other U.S. registered mutual fund having a similar investment objective.

11. Comment: Please clarify whether the Board concluded that there is no reason to believe Nomura could not achieve above average performance over the long term in managing the Fund.

Response: The Registrant has revised disclosure to state that the Board concluded that there was no reason to believe that Nomura could not achieve above average performance over the long term in managing the Fund.

12. Comment: With respect to consideration of incentive fee arrangements, confirm whether the board considered the factors articulated in IC-7113 (1972)). These factors include the fairness of the performance adjustment, the selection of an appropriate index, variations in time intervals over which average asset value and investment performance are computed, the length of period over which performance is computed and computation of performance over a rolling period.

Response: The Registrant confirms that the Board did consider these factors. The Registrant has revised disclosure to reflect these considerations.

13. Comment: Please explain why no determination or conclusion was made as to the economies of scale and resources of the proposed investment adviser factors.

Response: The Registrant has revised disclosure to reflect that the Board did make determinations as to the economies of scale and resources of the proposed investment adviser factors.

14. Comment: Please confirm if the Board’s conclusions were unanimous.

Response: The Registrant confirms that the Board’s conclusions were unanimous. The Registrant has revised disclosure accordingly.

15. Comment: Please explain how the Fund will continue under the Current Agreement if the proposal is not approved by stockholders. Also please clarify what “other steps” the Board will consider if the proposal is not approved by stockholders.

Response: The Registrant confirms that if the proposal is not approved by stockholders the Fund will continue under the Current Agreement until September 17, 2022. The Registrant has revised disclosure that if the proposal is not approved by stockholders, other steps that the Board may consider include entering into an Interim Advisory Agreement with Nomura or another investment adviser or seeking an extension from the SEC of the temporary exemptive relief from the Section 9 Bar that is set to expire on September 17, 2022.

16. Comment: If applicable, please provide disclosure required by Items 22(c)(13) and 22(c)(14) to Schedule 14A.

Response: The Registrant confirms that this disclosure is not applicable.

17. Comment: Please clarify whether the expenses described under the Miscellaneous section of the proxy statement will be borne by the Fund or Allianz.

Response: The Registrant confirms that all expenses related to the stockholder meeting including expenses related to this proxy statement will be borne by Allianz as part of the Section 9 Bar. The Registrant has revised disclosure to reflect this in the Miscellaneous section of the proxy statement.

18. Comment: In future filings, please note that proxy statements and proxy cards in preliminary proxy statements on Schedule 14A should be noted as “Preliminary.”

Response: The Registrant confirms that future filings of proxy statements and proxy cards in preliminary proxy statements filed on Schedule 14A will note “Preliminary” on the proxy statement and the proxy card.

If you have any further comments or questions, please contact me at (617) 662-1504.

Sincerely,

/s/ Brian F. Link
Brian F. Link
Secretary
The Taiwan Fund, Inc.

Cc: Leonard Mackey, Esq. – Clifford Chance US LLP